UNIT
SECURITIES AND E
Washingt

09041399

SEC MAIL PROCESSING SECTION RECEIVED

MAIL PROCESSING SECTION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

CM

| SEC FILE NUMBER |
|---|
| 8- 21770 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FSC Securities Corp.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

**CHECK ONE:**

☐ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

8/10

# FSC Securities Corporation

(An indirect wholly-owned subsidiary of
American International Group, Inc.)

## Financial Statements and Supplementary Information

December 31, 2008

# FSC Securities Corporation
(An indirect wholly owned subsidiary of American International Group, Inc.)
## Index
## December 31, 2008

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

**Report of Independent Auditors**

To the Stockholder and Board of Directors of
FSC Securities Corporation:

In our opinion, the accompanying statement of financial condition and the related statements of operations, of changes in stockholder's equity and of cash flows present fairly, in all material respects, the financial position of FSC Securities Corporation at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 11, the Company has restated its 2007 financial statements. As the prior period financial statements have not been presented herein, the restatement has been effected as an adjustment to the January 1, 2008 retained earnings balance.

The Company is a member of a group of affiliated companies and, as disclosed in the financial statements, has extensive transactions and relationships with members of the group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplementary Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Atlanta, Georgia
March 30, 2009

# FSC Securities Corporation

(An indirect wholly-owned subsidiary of American International Group, Inc.)

## Statement of Financial Condition

## December 31, 2008

*(in thousands of dollars, except share amounts)*

| | | |
|---|---|---|
| **Assets** | | |
| Cash and cash equivalents | $ | 34,764 |
| Cash segregated under federal and other regulations | | 402 |
| Deposits with clearing organizations and others | | 220 |
| Receivables from broker-dealers and clearing organizations | | 6,363 |
| Receivables from investment advisors | | 2,675 |
| Securities owned | | 5,410 |
| Securities pledged to insurance company | | 657 |
| Notes and accounts receivable from registered representatives, net of allowance of $281 | | 1,550 |
| Receivables from affiliates, net | | 5,693 |
| Net deferred tax asset | | 16,279 |
| Intangible asset, net of accumulated amortization of $473 | | 983 |
| Prepaid expenses and other assets | | 5,818 |
| Total assets | $ | 80,814 |
| **Liabilities and Stockholder's Equity** | | |
| Commissions payable | $ | 6,438 |
| Accounts payable and accrued expenses | | 16,290 |
| Payables to broker-dealers and clearing organizations | | 2 |
| Securities sold, not yet purchased | | 300 |
| Income taxes payable to Parent | | 2,671 |
| Total liabilities | | 25,701 |
| Commitments and contingencies (Note 9) | | |
| **Stockholder's Equity** | | |
| Common stock - $10 par value; 1,000 shares authorized; 1,000 shares issued and outstanding | | 10 |
| Additional paid-in capital | | 7,944 |
| Retained earnings | | 47,159 |
| Total stockholder's equity | | 55,113 |
| Total liabilities and stockholder's equity | $ | 80,814 |

The accompanying notes are an integral part of these financial statements.

## FSC Securities Corporation
(An indirect wholly-owned subsidiary of American International Group, Inc.)
## Statement of Operations
## Year Ended December 31, 2008

*(in thousands of dollars)*

| | |
|---|---|
| **Commissions** | |
| Commission revenue | $ 159,726 |
| Commission expense | (142,541) |
| Net retained commissions | 17,185 |
| **Other revenues** | |
| Investment advisory fees | 100,364 |
| Sponsor revenue | 15,762 |
| Interest income | 1,284 |
| Other income | 8,586 |
| Total other revenues | 125,996 |
| **Other expenses** | |
| Investment advisory fees | (87,628) |
| Marketing and meeting expense | (2,841) |
| Clearance and other | (2,071) |
| General and administrative | (39,189) |
| Total other expenses | (131,729) |
| Income before income taxes | 11,452 |
| Provision for income taxes | (4,293) |
| Net income | $ 7,159 |

The accompanying notes are an integral part of these financial statements.

# FSC Securities Corporation
(An indirect wholly-owned subsidiary of American International Group, Inc.)
## Statement of Changes in Stockholder's Equity
## Year Ended December 31, 2008

*(in thousand of dollars, except share amounts)*

| | Common Stock | | Additional Paid-In | Retained | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Earnings | Total |
| **Balances at January 1, 2008** | 1,000 | $ 10 | $ 8,263 | $ 39,122 | $ 47,395 |
| Correction of an error (Note 11) | - | - | - | 878 | 878 |
| Balance at January 1, 2008 restated | 1,000 | 250 | 69,432 | 40,000 | 48,273 |
| Distribution to parent | - | - | (319) | - | (319) |
| Net income | - | - | - | 7,159 | 7,159 |
| **Balances at December 31, 2008** | 1,000 | 250 | 69,113 | 47,159 | 55,113 |

The accompanying notes are an integral part of these financial statements.

# FSC Securities Corporation
(An indirect wholly-owned subsidiary of American International Group, Inc.)
## Statement of Cash Flows
## Year Ended December 31, 2008

*(in thousands of dollars)*

| | | |
|---|---|---|
| **Cash flows from operating activities** | | |
| Net income | $ | 7,159 |
| Adjustments to reconcile net income to net cash provided by operating activities | | |
| Amortization expense on intangible asset | | 151 |
| Deferred taxes | | (5,339) |
| Compensation expense returned to Parent | | (319) |
| (Increase) decrease in operating assets | | |
| Receivables from broker-dealers and clearing organizations | | 4,523 |
| Receivables from investment advisors | | 1,726 |
| Cash segregated under federal and other regulations | | (3) |
| Securities owned, net | | (5,188) |
| Securities pledged to insurance company | | (1) |
| Notes and accounts receivable from registered representatives | | 1,018 |
| Prepaid expenses and other assets | | (5,528) |
| Increase (decrease) in operating liabilities | | |
| Commissions payable | | (3,977) |
| Accounts payable and accrued expenses | | 10,858 |
| Payables to brokers-dealers | | (151) |
| Securities sold, not yet purchased | | 84 |
| Income taxes payable to Parent | | 3,420 |
| Payables to affiliates, net | | (6,622) |
| Net cash provided by operating activities and increase in cash and cash equivalents | | 1,811 |
| **Cash and cash equivalents** | | |
| Beginning of year | | 32,953 |
| End of year | $ | 34,764 |
| **Supplemental cash flow information** | | |
| Income tax payments net of refunds (paid to Parent) | $ | 6,211 |

**Noncash financing activity**

During the year ended December 31, 2008, the Company returned previously-contributed officer compensation totaling $319 to its Parent

The accompanying notes are an integral part of these financial statements.

## 1. Organization and Operations

FSC Securities Corporation (the "Company") is a wholly-owned subsidiary of Financial Service Corporation (the "Parent" or "FSC"), which is a wholly-owned subsidiary of AIG Advisor Group, Inc. ("AIG AG" or the "Group"), which in turn is a wholly-owned subsidiary of SunAmerica Investments, Inc. ("SAII"). SAII is a wholly-owned subsidiary of AIG SunAmerica, Inc. ("SunAmerica"), which is wholly owned by American International Group, Inc. ("AIG"). Effective March 2, 2009, the Company was merged with an affiliate, Advantage Capital Corporation. Since both companies are under common ownership of AIG Advisor Group, Inc., the merger was accounted for similar to a pooling of interest. Accordingly, the accounts of both companies were combined with no changes in bases. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority and the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, and an investment advisor registered under the Investment Advisors Act of 1940. The Company's primary business is the sale of financial products through its independent registered representatives. The Company's registered representatives sell financial products sponsored by AIG SunAmerica and other affiliates (collectively, the "Affiliates"), as well as other unaffiliated companies.

The Company executes all of its customers' transactions, on a fully-disclosed basis, through an unaffiliated clearing broker-dealer, that carries the accounts and securities of the Company's customers.

## 2. Significant Accounting Policies

### Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the recorded amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and assumptions.

### Commission Revenue and Commission Expense
Commission revenue and commission expense are recorded on a trade date basis as securities transactions occur.

### Sponsor Revenue and Related Marketing and Meeting Expense
The Company receives sponsor revenues from various mutual funds, variable annuities, investment advisors and insurance companies (the "Sponsors") relating to sales by the Company's registered representatives of mutual funds, variable annuity and other products of the Sponsors, as well as in return for Sponsors attending the Company's annual representative convention. The Company records sponsor revenues when earned. The Company incurs expenses related to conventions and other events to provide Sponsors with access to the Company's registered representatives. The Company records meeting and marketing expenses when incurred.

### Investment Advisory Fees
Investment advisory fees are recognized as earned over the term of the advisory period.

### Securities Transactions
Securities transactions are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are recorded on a trade date basis. Amounts receivable and

payable for securities transactions that have not reached their contractual settlement date are recorded net on the Statement of Financial Condition.

Securities owned and securities sold, not yet purchased, are carried at fair value. Unrealized gains and losses are reflected in the Statement of Operations.

**Fair Value Measurements**
The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price). Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs.

The Company adopted Statement of Financial Accounting Standard No. 157 ("SFAS No. 157"), "Fair Value Measurements," for financial assets and liabilities as of the beginning of 2008. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Basis of Fair Value Measurement

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2 Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;
Level 3 Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable. The Company has no Level 3-valued assets or liabilities.

For non-financial assets and liabilities, the Company has elected to defer fair value measurements in accordance with FASB Staff Position No. 157-2. The effects of SFAS 157 and FASB Staff Position No. 157-2 had no material impact on the financial condition or results of operations of the Company. Also see Note 5.

**Cash and Cash Equivalents**
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

**Concentration of Risk**
At times, cash and cash equivalents may exceed the insurance limits of the Federal Depository Insurance Corporation. Management believes its risk of loss is mitigated by investing in or through major financial institutions.

**Notes Receivable from Registered Representatives**
Notes receivable from registered representatives consist of interest bearing loans with maturities ranging from one to seven years.

The Company also makes loans or pays advances to independent representatives as part of its hiring and retention process. Reserves are established on these receivables if the representative is no longer associated with the Company and the receivable has not been promptly repaid (older than 90 days) or if it is determined that it is probable the amount will not be collected.

A portion of these loans will be forgiven over a period of time (generally 5 years) if the representative meets certain operating and gross dealer concession levels. These loans are classified with prepaid expenses and other assets on the Statement of Financial Condition.

**Officer Compensation**

Certain officers of the Company participate in a compensation plan provided by an affiliate of the Parent. The Company records compensation expense earned by officers under this plan as general and administrative expenses in the accompanying Statement of Operations. As the settlement of the liability associated with the compensation expense is made by the affiliate of the Parent, a corresponding capital contribution is recorded for the amount of the compensation expense. During the year ended December 31, 2008, the Company returned previously-contributed officer compensation due to the termination of certain officers. This was treated as a return of Capital.

**Intangible Asset**

Intangible assets arising from the transfer of acquired representatives' licenses are amortized on a straight-line basis over their estimated useful lives, generally considered to be 10 years.

**Income Taxes**

The Company is included in the AIG consolidated federal income tax return. Federal and state income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The amount of deferred taxes payable or receivable is based upon anticipated changes enacted to tax laws and rates. Deferred tax expenses or benefits are recognized in the Statement of Operations for the changes in deferred tax liabilities or assets between years. State taxes are estimated using estimated apportionment percentages and currently enacted state tax rates. Interest and penalties, when incurred, are recognized in general and administrative expense.

## 3. Cash Segregated Under Federal and Other Regulations

Cash of approximately $402,000 as of December 31, 2008 is segregated under provisions of the Securities Exchange Act of 1934 and represents estimated breakpoint refund reserves.

## 4. Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2008 consist of the following:

*(in thousands of dollars)*

| | Receivable | Payable |
|---|---|---|
| Receivables from and payable to clearing brokers | $ 1,342 | $ 2 |
| Fees and commissions receivable | 5,021 | - |
| | $ 6,363 | $ 2 |

## 5. Securities at Fair Value

Securities at fair value at December 31, 2008 are summarized as follows:

| *(in thousands of dollars)* | Balance December 31, 2008 | Level 1 | Level 2 |
|---|---|---|---|
| Securities owned, at fair value | $ 5,410 | $ 410 | $ 5,000 |
| Securities sold, not yet purchased, at fair value | $ (300) | $ (9) | $ (291) |
| Securities pledged to insurance company, at fair value | $ 657 | $ 657 | $ - |
| Cash equivalents, at fair value | $ 28,786 | $ 15,466 | $ 13,320 |

## 6. Related Party Transactions

The terms of agreements with affiliates may not necessarily be indicative of the terms that would have existed if the Company operated as an unaffiliated entity.

Commission revenue for the year ended December 31, 2008 includes $3,365,000 earned on sales of mutual funds and insurance products sponsored by Affiliates. Commission expense for the year ended December 31, 2008 includes $3,031,000 paid on sales of products sponsored by Affiliates.

AIG AG negotiates insurance policies for the entire Group and allocates the expense to each individual broker-dealer. For the year ended December 31, 2008, the Company was allocated approximately $262,000 for these expenses, which is included in general and administrative expenses in the accompanying Statement of Operations.

The Company has pledged $657,000 to an affiliated insurance company to be used as a facility to pay Errors and Omissions claims as they arise and become due. The deposit is held at AIG Bank, an affiliate.

The Company is reimbursed by its registered representatives to recover insurance, licensing and other costs. Total amounts reimbursed to the Company amounted to $3,844,000 during the year ended December 31, 2008, which is included in other income in the Statement of Operations.

The Company and Parent have entered into an agreement whereby FSC provides substantially all management and administrative services to the Company for a management fee, the amount of which is periodically reviewed by FSC. For the year ended December 31, 2008, the management fees were $26,506,000, which is reflected in general and administrative expense in the Statement of Operations.

The Company's sponsor revenues are determined, collected and allocated by FSC for all broker dealers owned by the Group. The Company's portion of gross sponsor revenue for the year ended December 31, 2008 was approximately $15,762,000.

At December 31, 2008 the Company had the following intercompany receivables and payables due to and from affiliates:

| *(In thousands of dollars)* | Due (To) From |
|---|---|
| Advantage Capital Corporation | $ (63) |
| Financial Service Corporation | 2,973 |
| FSC Agency Inc. | 4,375 |
| SagePoint Financial, Inc. | (841) |
| Royal Alliance Associates, Inc. | (751) |
| | $ 5,693 |

## 7. Income Taxes

The components of the provision for income taxes for the year ended December 31, 2008 are as follows:

| *(in thousands of dollars)* | |
|---|---|
| Current | |
| Federal expense | $ 9,537 |
| State expense | 95 |
| Current expense | 9,632 |
| Deferred | |
| Federal benefit | (5,176) |
| State benefit | (163) |
| Deferred benefit | (5,339) |
| Total expense | $ 4,293 |

The difference between the federal statutory tax rate of 35 percent and the Company's effective income tax rate of 37.5 percent for the year ending December 31, 2008, is primarily due to state and local taxes. Deferred tax assets and liabilities principally arise as a result of temporary differences from deferred compensation and related accrued interest and legal reserves.

## 8. Net Capital Requirements

Under Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"), the Company is required to maintain a minimum net capital amount. The Company elected to use the alternative method, permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or two percent of aggregate debit balances. At December 31, 2008, the Company had net capital of $17,084,000 which was $16,834,000 in excess of the amount required. The Company had no debit items at December 31, 2008.

The Company claims exemption from SEC Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of the Rule.

## 9. Commitments and Contingencies

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

**Litigation and Regulatory Matters**
The Company is involved in various claims and lawsuits arising in the normal conduct of its business. Such claims and lawsuits are generally covered under Errors and Omissions insurance provided by an affiliate of AIG. In the opinion of management, additional amounts that will ultimately be required, if any, in connection with these matters will have no material effect on the financial position of the Company.

**Indemnifications**
In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

**Deferred Compensation**
AIG SunAmerica has established a nonqualified deferred compensation plan in which certain of the Company's registered representatives may elect to participate along with registered representatives of other affiliated companies on a national basis. The compensation deferral is deposited into a trust account maintained by an unaffiliated company. The value of the deferred compensation fluctuates with the value of the deferred investment alternatives chosen. AIG has provided a full and unconditional guarantee of the obligations to pay the deferred compensation under the plan.

Additionally the Company has accrued approximately $4,348,000 of contributions to be made by the Company upon dissolution of the Plan, which is anticipated to be completed in the second quarter of 2009. The expense is reflected in general and administrative expense. This contribution is

anticipated to provide certain participants up to a 2.75% cumulative return as provided in the Plan documents.

**Clearing Broker-dealer**
In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. The Company uses a clearing broker-dealer to execute certain customer transactions. Such transactions may expose the Company and the clearing broker-dealer to significant off balance-sheet-risk in the event margin requirements are not sufficient to fully cover losses which customers may incur. In the event that customers fail to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customers' obligations. The Company does not expect nonperformance by customers. There is no maximum risk of loss under such arrangement. Based on experience, the Company does not believe any expected losses to be material.

## 10. American International Group, Inc.

In September 2008, the Company's ultimate parent company, American International Group, Inc. (AIG), experienced a severe strain on its liquidity that resulted in AIG on September 22, 2008, entering into an $85 billion revolving credit facility and a guarantee and pledge agreement with the Federal Reserve Bank of New York ("NY Fed"). Pursuant to the credit facility agreement, on March 4, 2009, AIG issued 100,000 shares of Series C Perpetual, Convertible, Participating Preferred Stock, par value $5.00 per share and at an initial liquidation preference of $5.00 per share (the "Series C Preferred Stock") to the AIG Credit Facility Trust, a trust established for the sole benefit of the United States Treasury. The Series C Preferred Stock is entitled to (i) participate in any dividends paid on the common stock with the payments attributable to the Series C Preferred Stock being approximately 77.9 percent of the aggregate dividends paid on AIG's common stock, treating the Series C Preferred Stock as if converted and (ii) vote with AIG's common stock on all matters submitted to AIG shareholders, and holds approximately 77.9 percent of the aggregate voting power of the common stock, treating the Series C Preferred Stock as if converted. The Series C Preferred Stock will remain outstanding even if the Credit Facility is repaid in full or otherwise terminates.

The credit facility obligations are guaranteed by certain AIG subsidiaries and the obligations are secured by a pledge of certain assets of AIG and its subsidiaries. The Company is not a guarantor of the credit facility obligations and it has not pledged any assets to secure those obligations.

On November 25, 2008, AIG entered into an agreement with the U.S. Department of the Treasury pursuant to which, among other things, AIG issued and sold to the U.S. Department of the Treasury, as part of the Troubled Assets Relief Program, $40 billion of Series D Fixed Rate Cumulative Perpetual Preferred Stock, par value $5.00 per share, (the "Series D Preferred Stock"), and a 10-year warrant to purchase 53,798,766 shares of common stock (the "Warrant"). The proceeds from the sale of the Series D Preferred Stock and the Warrant were used to repay borrowings under the credit facility and, in connection therewith, the maximum commitment amount under the credit facility agreement was reduced from $85 billion to $60 billion.

During the fourth quarter of 2008, AIG and certain of its subsidiaries entered into agreements with the NY Fed in connection with the special purpose financing vehicles known as Maiden Lane II LLC and Maiden Lane III LLC. the Company was not a party to these agreements and these transactions did not affect the Company's financial condition, results of operations or cash flows.

On March 2, 2009, AIG, the NY Fed and the United States Department of the Treasury announced agreements in principle to modify the terms of the credit facility agreement and the Series D Preferred Stock and to provide a $30 billion equity capital commitment facility. The U.S. government also issued a statement referring to the agreements in principle and other transactions they expect to undertake with AIG intended to strengthen AIG's capital position, enhance its liquidity, reduce its borrowing costs and facilitate AIG's asset disposition program.

On March 2, 2009, AIG and the NY Fed announced their intent to enter into a transaction pursuant to which AIG will transfer to the NY Fed preferred equity interests in newly-formed special purpose vehicles (SPVs), in settlement of a portion of the outstanding balance of the credit facility. Each SPV will have (directly or indirectly) as its only asset 100 percent of the common stock of an AIG operating subsidiary (American International Assurance Company, Limited, together with American International Assurance Company (Bermuda) Limited ("AIA") in one case and American Life Insurance Company ("ALICO") in the other). AIG expects to own the common interests of each SPV. In exchange for the preferred equity interests received by the NY Fed, there would be a concurrent substantial reduction in the outstanding balance and maximum available amount to be borrowed on the credit facility.

AIG and the NY Fed also announced their intent to enter into a securitization transaction pursuant to which AIG will issue to the NY Fed senior certificates in one or more newly-formed SPVs backed by inforce blocks of life insurance policies in settlement of a portion of the outstanding balance of the credit facility. The amount of the credit facility reduction will be based on the proceeds received. The SPVs are expected to be consolidated by AIG. These transfers are subject to agreement on definitive terms and regulatory approvals at a later date.

On October 3, 2008, AIG announced a restructuring plan under which AIG's Life Insurance & Retirement Services operations and certain other businesses would be divested in whole or in part, including FSC Securities Corporation. Since that time, AIG has sold certain businesses and assets and has entered into contracts to sell others. However, global market conditions have continued to deteriorate, posing risks to AIG's ability to divest assets at acceptable values. AIG's restructuring plan has evolved in response to these market conditions. Specifically, AIG's current plans involve transactions between AIG and the NY Fed with respect to AIA and ALICO as noted above, as well as preparation for a potential sale of a minority stake in its property and casualty and foreign general insurance businesses.

In connection with the preparation of its annual report on Form 10-K for the year ended December 31, 2008, AIG management assessed whether AIG has the ability to continue as a going concern. Based on the U.S. government's continuing commitment, the agreements in principle and the other expected transactions with the NY Fed and the United States Department of the Treasury, AIG management's plans to stabilize AIG's businesses and dispose of its non-core assets, and after consideration of the risks and uncertainties to such plans, AIG management believes that it will have adequate liquidity to finance and operate AIG's businesses, execute its asset disposition plan and repay its obligations for at least the next twelve months. It is possible that the actual outcome of one or more of AIG management's plans could be materially different, or that one or more of AIG management's significant judgments or estimates about the potential effects of these risks and uncertainties could prove to be materially incorrect. If one or more of these possible outcomes is realized, AIG may need additional U.S. government support to meet its obligations as they come due. If AIG is unable to meet its obligations as they come due, management of the Company believe it would have minimal impact on the Company's financial condition or results of operations, as the subsidiary has operated with minimal financial support from its Parent and remains self-sustaining, from an operational and liquidity standpoint. However, the NY Fed and the United States Department of the Treasury may exercise it rights under the various securitized transactions

described above, including, but not limited to the disposition of the Company or liquidation of the Company's operations.

### 11. Restatement of the 2007 Financial Statements

As reflected in the accompanying Statement of Changes in Stockholders' Equity, the Company has restated the December 31, 2007 financial statements to correctly account for a decrease in tax expense and taxes payable. In determining the total 2007 taxes, the Company did not properly consider deferred taxes in its calculation of the current tax expense. Tax expense was presented in 2007 as $8,926,000, and is being restated to $8,048,000 and taxes payable were presented as $129,000 and are being restated to a tax receivable of $749,000 as a result of this adjustment. This results in the 2007 net income changing from $13,821,000 to $14,699,000. As the prior period financial statements have not been presented herein, the restatement has been reflected as a $878,000 adjustment to beginning retained earnings.

## FSC Securities Corporation
**An indirect wholly-owned subsidiary of American International Group, Inc.**
## Computation of Net Capital Under SEC Rule 15c3-1
## December 31, 2008 — Schedule I

*(in thousands of dollars)*

| | | |
|---|---|---|
| Stockholder's equity | $ | 55,113 |
| Less: Nonallowable assets | | |
| Other unsecured receivables | | (3,850) |
| Securities pledge to insurance company | | (657) |
| Notes and accounts receivable from registered representatives net of allowance of $182 | | (1,550) |
| Intangible asset, net of accumulated amortization of $473 | | (1,389) |
| Prepaid expenses and other assets | | (5,818) |
| Receivables from affiliates, net | | (7,348) |
| Unsecured customer debits held at clearing broker | | (40) |
| Deferred taxes, net | | (16,279) |
| Income taxes receivable from Parent | | (673) |
| Net capital before haircuts on securities positions | | 17,509 |
| Other deductions and/or charges (Fidelity Bond Deduction) | | (20) |
| Less: Haircuts on securities owned, including pledged securities | | (405) |
| Net capital | | 17,084 |
| Alternative minimum net capital requirement | | (250) |
| Excess net capital | $ | 16,834 |

Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2008).

*(in thousands of dollars)*

| | | |
|---|---|---|
| Net capital as reported in Part II (unaudited) Focus Report | $ | 16,094 |
| Adjustments | | |
| State income tax expense | | 486 |
| Intercompany receivable | | (1,655) |
| Federal income tax expense | | 20 |
| Legal Reserve | | 2,000 |
| General and administrative accrual | | 45 |
| AR other change to non allowable from AI 94 | | 94 |
| Net capital per above | $ | 17,084 |

## Computation For Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
December 31, 2008 — Schedule II

The Company has claimed exemption from SEC Rule 15c3-3 under sub paragraph (k)(2)(ii).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta GA 30309-3851
Telephone (678) 419 1000
Facsimile (678) 419 1239

**Report of Independent Auditors on Internal Control Required By SEC Rule 17a-5**

To the Stockholder and Board of Directors of FSC Securities Corporation:

In planning and performing our audit of the financial statements of FSC Securities Corporation (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

PRICEWATERHOUSECOOPERS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 30, 2009